EXHIBIT 1


                                [GRAPHIC OMITTED]


                             Notice to Shareholders

                        Interest on Shareholders' Equity


The Board of Directors of Embraer - Empresa Brasileira de Aeronautica S.A. (the "Company"), at a meeting held on March 12, 2004 approved:

    a) the distribution of Interest on Shareholders' Equity for the First Quarter of 2004 in the aggregate amount of R$ 100,997,556.25, in accordance with the following conditions:

        1) holders of common shares will be entitled to interest on shareholders' equity in the amount of R$ 0.13223 per share, and holders of preferred shares will be entitled to interest on shareholders' equity in the amount of R$ 0.14545 per share equal to R$ 0.5818 per American Depositary Shares (ADSs). This interest on shareholders' equity complies with the right of the holders of preferred shares to receive dividends 10% above the holders of common shares, according to article 17, II, a, paragraph 1, of Law 6404//76, as amended by Law 10,303 dated October 31, 2001;

        2) the interest on shareholders' equity is subject to the retention of 15% withholding tax or 25% if the beneficiary is a resident in a tax haven, except in the case of holders who are exempt from such tax;

        3) this interest on shareholders' equity will be included in the computation of the compulsory dividends to be distributed by the company for the current fiscal year; the total amount shall include the dividends distributed by the Company for all the purposes of the Brazilian corporate legislation;

        4) record date for the shares negotiated on the Sao Paulo Stock Exchange (Bovespa) is March 23, 2004, and record date for the ADSs negotiated on the New York Stock Exchange (NYSE) is March 26, 2004;

        5) the payment of the interest on shareholders' equity in Brazil will be on April 8, 2004, and the holders of ADSs will be paid on April 16, 2004, both without any compensation;

        6) the shares will be negotiated on the Sao Paulo Stock Exchange (Bovespa), and New York Stock Exchange (NYSE), ex-interest right, on and including March 24, 2004.


    b) The increase in Embraer's capital due to the exercise of employees stock options from R$ 2,320,050,682.05 to R$ 2,322,114,834.42, consisting of a total of 716,424,846 shares without par value, of which 242,544,448 are common shares, including one of a special class, and 473,880,398 are preferred shares.


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     As a consequence, the new wording of Art. 5 of Embraer's bylaws is as follows:

          Art. 5 - EMBRAER's subscribed and paid in share capital is two billion, three hundred and twenty-two million, one hundred and fourteen thousand, eight hundred and thirty-four Reais and forty-two cents (R$2,322,114,834.42) divided into seven hundred and sixteen million, four hundred and twenty-four thousand, eight hundred and forty-six (716,424,846) shares without par value, of which two hundred and forty-two million, five hundred and forty- four thousand, four hundred and forty-eight (242,544,448) are common shares, including one
          (1) share of a special class, and four hundred and seventy- three million, eight hundred and eighty thousand, three hundred and ninety-eight (473,880,398) are preferred shares.



                       Sao Jose dos Campos, March 12, 2004

                           Antonio Luiz Pizarro Manso
                    Executive Vice-President Corporate & CFO